UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Receipt of Nasdaq Minimum Bid Price Extension Period Notification

As previously disclosed, on January 13, 2023, CN Energy Group. Inc. (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Rule 5450(a)(1) (the “Bid Price Rule”), as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the last 30 consecutive business days.

In accordance with the Nasdaq Listing Rules, the Company was provided an initial period of 180 calendar days, or until July 12, 2023, to regain compliance with the Bid Price Rule. The Company has not regained compliance with the Bid Price Rule.

On July 13, 2023, Nasdaq notified the Company that it was eligible for an additional 180 calendar day period, or until January 8, 2024 (the “Extended Compliance Date”), to regain compliance with the Bid Price Rule.

If, at any time before the lapse of the Extended Compliance Date, the bid price for the Company’s Class A ordinary shares closes at $1.00 or more for a minimum of 10 consecutive business days as required under the Nasdaq Listing Rules, the Staff will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). If the Company chooses to implement a reverse share split to regain compliance, it must be completed no later than 10 business days prior to the expiration of the Extended Compliance Date in order to timely regain compliance.

If the Company does not regain compliance with the Bid Price Rule by January 8, 2024, Nasdaq will provide written notification to the Company that its Class A ordinary shares will be subject to delisting. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company would remain listed pending the Panel’s decision. There can be no assurance that, if the Company does appeal a subsequent delisting determination, such appeal would be successful.

The current notification from Nasdaq has no immediate effect on the Company’s business operations or the listing or trading of the Company’s shares, which will continue to trade on the Nasdaq Capital Market under the symbol “CNEY.” The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with Bid Price Rule.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: July 21, 2023	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chief Executive Officer

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